December 7, 2005

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Boston Scientific Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 SEC File No. 001-11083

Dear Mr. Cascio:

This letter is in response to your letter dated November 16, 2005 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our response and, as appropriate, proposed disclosure for inclusion in future filings following each comment.

Form 10-K as of December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 39

Note D - Business Combinations, page 51

1.
We note your acquisition of Advanced Bionics on June 1, 2004 and that $397 million of the purchase price was allocated to goodwill. Please tell us and disclose in future filings the valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and intangible assets. Explain the nature of the core technology acquired. In addition, explain why such a significant portion of the purchase price was allocated to goodwill.

As described in the Valuation of Business Combinations section of Note A to our financial statements for the year ending December 31, 2004, we allocate amounts paid for each acquisition to the assets acquired and liabilities assumed based on their fair values at the dates of acquisition. We determine the fair value of the identifiable intangible assets primarily by using the income approach. We use the examples of intangible assets in Appendix A of SFAS 141 as a minimum list of potential intangible assets to value for each of our acquisitions, including Advanced Bionics. We use the AICPA’s practice aid, Assets Acquired in a Business Combination to be Used in Research and Development

 Activities, as additional guidance to identify and account for purchased research and development. We then allocate any excess purchase price over the fair values of the net tangible and intangible assets acquired to goodwill.

Under SFAS 141, we recognize an intangible asset apart from goodwill if it arises from contractual or other legal rights. If an intangible asset does not arise from contractual or other legal rights, it is recognized as an asset apart from goodwill only if it is separable.  In the acquisition of Advanced Bionics on June 1, 2004, we identified core and developed technologies, purchased research and development intangible assets, and customer relationships in addition to goodwill. We engaged nationally-recognized independent appraisers to assist us in our identification and valuation procedures.

We used the income approach to establish the fair values of the identified technology-based intangible assets in the acquisition of Advanced Bionics, including core and developed technologies and purchased research and development. Our revenue assumptions used in deriving the fair values were based on estimates of relevant market sizes, expected market growth rates, expected market penetration rates, expected trends in technology, and expected competitive offerings. Using these revenue assumptions, we estimated the after-tax cash flows attributable to the identified technology-based intangible assets over their expected useful lives and discounted the after-tax cash flows back to a present value using the following risk appropriate discount rates:

Purchased research and development:	18%-27%
Developed technology:	14%
Core technology:	17%-19%

The purchased research and development of $50 million related to Advanced Bionics’ micro-stimulator project and programmable drug pump project, which were in-process as of the date of acquisition. The micro-stimulator is an implantable neurostimulation device designed to treat a variety of neurological conditions, including migraine headaches, urge incontinence, epilepsy and sleep apnea. The drug delivery pump is an implanted programmable device designed to treat chronic pain.

The developed technology ($26 million at December 31, 2005) related to Advanced Bionics’ auditory and pain management technologies, which had both received FDA approval as of the acquisition date. The auditory technology consists of a multichannel cochlear implant and an external sound processor that is capable of restoring the human sense of sound. The pain management technology consists of a spinal cord stimulation system for the treatment of chronic peripheral pain of the lower back and legs. This system has implanted parts and external parts, including an implantable pulse generator, leads, advanced electronics and a rechargeable battery. We determined that the estimated useful life of the developed technology was 5 years given the nature of microelectronic devices and the relatively rapid iteration of future generations of such technology.

The core technology ($325 million at December 31, 2005) consists of patented and unpatented fundamental neuromodulation platforms for auditory technologies and pain management that primarily consist of microelectronics and software algorithms. This core technology represents the common platform or the common parts within each of the acquired implantable microelectronic device technologies that will be carried over in future iterations of the product. Therefore, we determined that the estimated useful life of the core technology was 20 years.

We used the cost method approach to determine the fair value of the customer relationship intangible asset, which approximated $10 million. We determined the fair value of the customer relationship asset by estimating the annual sales cost to obtain and maintain customers (e.g. hospitals, clinics and medical practitioners) over the estimated number of years to obtain a customer base equivalent to Advanced Bionics’ existing customer base.

A significant excess of cost remained after allocating the purchase price to the net tangible and intangible assets, which we allocated to goodwill. This significant amount of excess was attributable to the low level of net tangible assets acquired, the early stage of development of the acquired in-process technologies and the relatively short product life cycles of the developed technologies. We expected much of the value of the acquisition to be driven by future growth of the neuromodulation markets and future technological developments impacting future product offerings. In addition, we believe that the goodwill encompasses the value associated with Advanced Bionics’ highly-technical and specialized assembled workforce, including the senior management team that remained with Advanced Bionics post-acquisition; the value of synergies associated with the acquisition given our resources, including our operational and global sales and marketing expertise; and the strategic benefit we expect to derive from Advanced Bionics by expanding our reach into the rapidly growing implantable microelectronic device market.

We propose the following enhanced disclosure to be used in our 2005 Form 10-K:

On June 1, 2004, the Company completed its acquisition of 100 percent of the fully diluted equity of Advanced Bionics for an initial payment of approximately $740 million in cash, plus possible future earn-out payments. The initial purchase price was primarily funded by the issuance of commercial paper. Advanced Bionics develops implantable microelectronic technologies for treating numerous neurological disorders. Its neuromodulation technology includes a range of neurostimulators (or implantable pulse generators), programmable drug pumps and cochlear implants. At the acquisition date, Advanced Bionics had received FDA approval for certain auditory and pain management technologies. The auditory technology consists of a multichannel cochlear implant and an external sound processor that is capable of restoring the human sense of sound. The pain management technology consists of a spinal cord stimulation system for the treatment of chronic peripheral pain of the lower back and legs. In addition, Advanced Bionics had two significant projects in-process at the time of acquisition, including the bion microstimulator and the drug delivery pump. The bion microstimulator is an implantable neurostimulation device designed to treat a variety of neurological conditions, including migraine headaches, urge incontinence, epilepsy and sleep apnea. The drug delivery pump is an implanted programmable device designed to treat chronic pain. See the Purchased Research and Development section of this footnote for details on these two in-process projects. The Advanced Bionics acquisition was intended to expand the Company’s technology portfolio into the implantable microelectronic device market.

The Advanced Bionics acquisition was structured to include earn-out payments that are primarily contingent on the achievement of future performance milestones. The performance milestones are segmented by Advanced Bionics’ four principal technology platforms (cochlear implants, implantable pulse generators, drug pumps and bion® microstimulators) and each milestone has a specific earn-out period, which generally commences on the date of the related product launch. Base earn-out payments on these performance milestones approximate two-and-a-quarter times incremental sales for each annual period. There are also bonus earn-out payments available based on the attainment of certain aggregate sales performance targets and a certain gross margin level. The milestones associated with the contingent consideration must be reached in certain periods ranging from 2005 through 2013. The estimated maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its acquisition of Advanced Bionics is approximately $2.6 billion. The estimated cumulative revenue level (undiscounted) associated with these maximum future contingent payments is approximately $5.8 billion during the period from 2005 through 2013. The Company will allocate these payments, if made, to goodwill.

Fair values of tangible assets and liabilities obtained in conjunction with the acquisition of Advanced Bionics were as follows:

(in millions)
Assets	$64
Liabilities	$35
Net Tangible Assets	$29

The Company allocated the excess of purchase price over the fair value of net tangible assets acquired to specific intangible asset categories as follows:

(in millions)	Amount Assigned	Weighted Average Amortization Period	Risk-Adjusted Discount Rate Used in Purchase Price Allocation
Amortizable Intangible Assets
Technology - core	$325	20 years	17%-19%
Technology - developed	26	5 years	14%
Other	10	15 years	*

	$361	19 years
Unamortizable Intangible Assets
Goodwill	$397

Purchased Research and Development	$50		18%-27%

* The Company used the cost replacement method to value the customer relationship asset obtained in conjunction with the acquisition of Advanced Bionics.

The Advanced Bionics developed technology consists of auditory and pain management technologies that had received FDA approval as of the acquisition date. The Company determined that the estimated useful life of the developed technology was 5 years given the nature of microelectronic devices and the relatively rapid iteration of future generations of such technology.

The core technology consists of patented and unpatented fundamental neuromodulation platforms for auditory and pain management technologies. This core technology represents the common platform or the common parts within each of the acquired implantable microelectronic device technologies that will be carried over in future iterations of the product. Therefore, the Company determined that the estimated useful life of the core technology was 20 years.

A significant excess of cost remained after allocating the purchase price to the net tangible and intangible assets, which we allocated to goodwill. This significant amount of excess was attributable to the low level of net tangible assets acquired, the early stage of development of the acquired in-process technologies and the relatively short product life cycles of the developed technologies. The Company expected much of the value of the acquisition to be driven by future growth of the neuromodulation markets and technological developments impacting future product offerings. In addition, the goodwill encompasses the value associated with Advanced Bionics’ highly-technical and specialized assembled workforce; the value of synergies associated with the acquisition given Boston Scientifics’ resources, including the Company’s operational and global sales and marketing expertise; and the strategic benefit the Company expects to derive due to Advanced Bionics expanding its reach into the rapidly growing implantable microelectronic device market. The goodwill obtained in conjunction with the acquisition of Advanced Bionics is not deductible for tax purposes. The Company has allocated the goodwill to its reportable segments as follows: $317 million to the U.S., $48 million to Europe, $8 million to Japan and $24 million to Inter-Continental. The Company allocated goodwill by business segment based on the respective revenue contribution during 2004.

The Company recorded a deferred tax asset of $51 million and a deferred tax liability of $134 million in conjunction with the acquisition of Advanced Bionics. The deferred tax asset is primarily attributable to net operating loss carryforwards. The deferred tax liability mainly relates to the tax impact of amortization associated with the identified intangible assets acquired in the acquisition.

Form 8-K dated October 14, 2005

Exhibit 99.1

Third Quarter Financial Results

2.
We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted net sales, adjusted cost of products sold, adjusted gross profit, adjusted selling, general and administrative expenses, adjusted research and development expenses, adjusted amortization expense, adjusted litigation-related charges, adjusted operating (loss)/income, adjusted (loss) income before income taxes, adjusted income taxes, adjusted net (loss) income, and adjusted diluted earnings per share which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

•
To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•
Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

In our suggested revised disclosure attached, we propose including (1) a GAAP statement of operations, (2) a reconciliation of the net income and net income per share numbers discussed in the text of our earnings release as well as (3) a three-column reconciliation of GAAP to non-GAAP financial measures with robust footnote disclosures to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures for each non-GAAP measure presented in our statement of operations.  Please see the attachment for details.

We consider the three column format to be useful because it is the format used internally by management to analyze operations. Management uses this format to evaluate performance period over period, to analyze the underlying trends in our business and to establish operational goals and forecasts that we use to allocate resources. Since management finds this presentation useful, we believe that investors will benefit from seeing our results “through the eyes” of management in addition to seeing our GAAP results.

In addition, this is the format used by many of our industry peers, including the following:

Name	Market Capitalization	Annual Revenue
Medtronic, Inc.	$68 billion	$11 billion
Guidant Corporation	$22 billion	$4 billion
St. Jude Medical, Inc.	$19 billion	$3 billion
Fisher Scientific International, Inc.	$8 billion	$6 billion
Baxter International, Inc.	$25 billion	$10 billion
Allergan, Inc.	$14 billion	$2 billion
Chiron Corporation	$8 billion	$2 billion

We believe that providing disclosure similar to our peers facilitates a peer-to-peer comparison which is useful to our investors.

3.
In addition, Item (e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of the third quarter financial results focuses on non-GAAP net income and does not include a discussion of GAAP net income. Please tell us how this discussion meets the requirements of Item 10.

The objective of the narrative portion of our press release is to highlight key operating results for the quarter. These operating results are intended to be reviewed in conjunction with the earnings webcast held by management, where we provide additional information regarding our operating results to investors. Hence, the narrative portion of our earnings release historically has not included a detailed discussion of the financial information presented in the exhibits of the press release and on the earnings webcast.

We believed we satisfied the requirements of Item 10 as we disclosed our GAAP net loss for the quarter followed by our non-GAAP net income for the quarter. We briefly disclosed our special charges, which primarily related to a settlement of outstanding litigation. This settlement represented the largest one of its kind in our history and was the most significant item impacting our net income/loss per share for the quarter. We issued a press release announcing the settlement on September 21, 2005 and we filed the settlement agreement with Medinol on a Form 8-K on September 23, 2005. We believed that providing readers of our filing a brief discussion of the special charges, which reconciled the GAAP to the non-GAAP net income/net income per share was critical to investors understanding our results for the quarter.

We propose the following type of enhanced disclosure to be used in the narrative of future earnings releases to further ensure that the discussion of our GAAP net income/net income per share is equally prominent to our non-GAAP or adjusted net income/net income per share:

Our reported net loss for the third quarter, including net special charges, was $269 million, or $0.33 per diluted share, as compared to net income of $258 million, or $0.30 per diluted share, for the third quarter of 2004. Our reported results for the third quarter of 2005 included charges (after-tax) of $616 million, or $0.75 per share, which primarily consisted of $598 million in charges related to a litigation settlement with Medinol Ltd. Our reported results for the third quarter of 2004 included charges (after-tax) of $146 million, or $0.17 per share, which consisted of a $75 million provision for a civil settlement with the U.S. Department of Justice and a $71 million enhancement to our 401(k) Retirement Savings Plan. Net income for the third quarter of 2005, excluding net special charges, was $347 million, or $0.42 per share, as compared to $404 million, or $0.47 per share, in the third quarter of 2004.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Note H - Commitments and Contingencies, page 12

4.
We see your disclosures of your various legal and regulatory proceedings throughout footnote H. Please tell us and revise future filings to provide an assessment and estimate of the additional loss, or range of loss, that is reasonably possible for each of these proceedings or state that such an estimate cannot be made in accordance with SAB Topic 5.Y.

Market participants in the interventional medicine market assert their intellectual property rights with great frequency, both offensively and defensively, to create and defend market advantage. Intellectual property litigation, specifically patent litigation, is, however, inherently expensive, time consuming and unpredictable. Appellate courts frequently overturn lower court decisions. Multiple suits are brought among litigants with respect to both related and unrelated products to leverage patent portfolios across technologies and as a means to balance risk and exposure. Similarly, as products become more complex, technologies and related intellectual property rights have become more interdependent, more intertwined, and more international. These forces frequently drive the parties to settle not only individual cases, but also a series of pending and potential cases across product lines, technologies and markets. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies. Thus, litigation costs and outcomes in intellectual property proceedings are in general neither readily determinable nor probable or estimable. Moreover, the outcomes of individual cases may not be individually relevant to us because of the strategic multiplicity of suits between litigants across product lines and jurisdictions. As a result, we believe that an attempt to predict outcomes of individual cases may be misleading to investors.

In our December 31, 2004 Form 10-K filing, we included more robust language regarding our assessment and estimate of loss and the reasons that an estimate cannot be made for each individual case. Given the significance of these legal and regulatory proceedings to our interim financial results, we will include the following disclosure in the Commitments and Contingencies footnote of our future Form 10-Qs:

Note H — Commitments and Contingencies

The interventional medicine market in which the Company primarily participates is in large part technology driven. Physician customers, particularly in interventional cardiology, move quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that the Company’s current and former stent systems infringe patents owned or licensed by them. The Company has similarly asserted that stent systems or other products sold by these companies infringe patents owned or licensed by the Company. Adverse outcomes in one or more of the proceedings against us could limit the Company’s ability to sell certain stent products in certain jurisdictions, or reduce its operating margin on the sale of these products. In addition, damage awards related to historical sales could be material.

In accordance with SFAS No. 5, Accounting for Contingencies, the Company accrues costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, these expenses are expensed as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. The Company’s accrual for regulatory and litigation-related costs that were probable and estimable was $23 million at September 30, 2005 and $99 million at December 31, 2004. Unless otherwise indicated below, a range of loss associated with any individual material legal proceeding can not be estimated. Except as disclosed below, there have been no material developments with regard to any matters of litigation disclosed in the Company’s Form 10-K for the year-end December 31, 2004.

Litigation with Johnson & Johnson, page 13

5.
We note the disclosure on page 14 that “it is reasonably possible that the Company may incur a liability associated with” the Cordis/SCIMED case. Please tell us and revise your disclosures in future filings to provide more disclosure about the contingency and to indicate the range of possible loss in accordance with SAB Topic 5.Y.

According to SFAS 5, “If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met…disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.”

Even though it is reasonably possible that we may incur a liability associated with the Cordis/SCIMED case, we do not believe that an estimate of the possible loss or range of loss can be made given the history of the proceedings described in our Form 10-Q, the fact that we have appealed the court’s decision and the fact that no damage hearing has been scheduled pending outcomes of the appeals. Please see Question 4 for further discussion regarding the uncertainty that surrounds the settlement of intellectual property litigation in our industry.

We propose modifying our discussion regarding the Cordis/SCIMED case as follows:

Even though it is reasonably possible that the Company may incur a liability associated with this case, the Company does not believe that an estimate can be made of the possible loss or range of loss associated with this litigation.

Litigation with Medinol Ltd., page 17

6.
We see that you recorded $780 million related to the settlement agreement with Medinol. We see from your June 30, 2005 Form 10-Q that during that quarter you began participating in mediation. Please tell us why you recorded the entire charge for this settlement during the quarter ended September 30, 2005 and how this complies with the requirements of SFAS 5.

On April 5, 2001, Medinol filed a complaint in the U.S. District Court for the Southern District of New York against us alleging breaches of contract, fraud and other claims. On April 26, 2001, Medinol amended its complaint to add claims alleging misappropriation of trade secrets in relation to our ExpressTM stent development program. Medinol sought monetary and injunctive relief, as well as an end to our right to distribute Medinol stents and to gain access to certain of our intellectual property. We, in turn, countersued Medinol seeking monetary and injunctive relief. Various hearings were held between 2001 and 2005 and trial began on June 27, 2005. At the request of the Court, we participated with Medinol in nonbinding mediation. On August 9, 2005, the mediator informed the Court that the mediation efforts had failed and the parties were at an impasse.   From August 9 to August 11, the judge tried to work with the parties to facilitate settlement, and when those efforts failed on August 11 the judge scheduled trial to resume on September 19, 2005. Thereafter, the presiding judge held a series of additional meetings with the principal parties and their respective legal representatives and strongly urged Medinol and us to settle the dispute, including a one-time payment from us to Medinol. The trial did not resume on September 19, 2005 as scheduled because the parties had begun to make some progress towards settlement. On September 21, 2005, we signed a settlement agreement with Medinol.

On August 9, 2005, the day the mediation efforts failed and the day we filed our Form 10-Q, we believed that the case would be sent back to trial. Based on the information available and in accordance with SFAS 5, we did not accrue a loss since the loss was not considered probable and could not reasonably be estimated as of August 9th when we filed our Form 10-Q. Please see our response to Question 4 above for further discussion regarding the unpredictability of intellectual property litigation.

In connection with our responses above, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and appropriate. Please do not hesitate to contact me directly at (508) 650-8450 with any questions.

Sincerely,

/s/ Lawrence C. Best Lawrence C. Best
Chief Financial Officer
Attachment

BOSTON SCIENTIFIC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions, except per share data)	2005	2004	2005	2004

Net sales	$1,511	$1,482	$4,743	$4,024
Cost of products sold	343	309	1,044	964
Gross profit	1,168	1,173	3,699	3,060

Selling, general and administrative expenses	444	504	1,346	1,227
Research and development expenses	181	145	506	411
Royalty expense	52	57	174	131
Amortization expense	47	34	114	82
Purchased research and development			276	64
Litigation-related charges	780	75	780	75
	1,504	815	3,196	1,990
Operating (loss)/income	(336)	358	503	1,070

Other income/(expense):
Interest expense	(21)	(19)	(58)	(44)
Other, net	5	9	8	9

(Loss)/income before income taxes	(352)	348	453	1,035
Income tax (benefit)/expense	(83)	90	159	270
Net (loss)/income	$(269)	$258	$294	$765

Net (loss)/income per common share - assuming dilution	$(0.33)	$0.30	$0.35	$0.89

BOSTON SCIENTIFIC CORPORATION
NON-GAAP NET INCOME AND NET LOSS/ INCOME PER COMMON SHARE RECONCILIATION

The Company provides adjusted net income and adjusted net income per share amounts in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges such as litigation settlement costs and purchased in-process research and development that are highly variable and difficult to predict. Management uses these supplemental measures to evaluate performance period over period, to analyze the underlying trends in the Company's business and to establish operational goals and forecasts that are used in allocating resources. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results through the eyes of management in addition to seeing its GAAP results.

The Company recognizes that items such as litigation settlements can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see its core performance free of certain charges, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Companys profit and loss from any and all events, management does (and investors should) rely upon the GAAP income statement. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Companys performance.

Readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, GAAP financial measures. They should be read in conjunction with the GAAP financial measures. It should be noted as well that the Company's non-GAAP information may be different from the non-GAAP information provided by other companies.

	Three Months Ended		Three Months Ended
	September 30, 2005		September 30, 2004
	Net (loss)/income	Impact per diluted share	Net income	Impact per diluted share
GAAP results	$(269)	$(0.33)	$258	$0.30
Non-GAAP adjustments-pre-tax
Costs of certain business optimization initiatives (1)	18	0.02
Costs of certain retirement benefits (2)			110	0.13
Asset write-downs (3)	10	0.01
Litigation-related charges	780	0.95	75	0.09
Tax impact of Non-GAAP adjustments	(192)	(0.23)	(39)	(0.05)
Adjusted results	$347	$0.42 *	$404	$0.47

	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2004
	Net (loss)/income	Impact per diluted share	Net income	Impact per diluted share
GAAP results	$294	$0.35	$765	$0.89
Non-GAAP adjustments-pre-tax
Costs of certain business optimization initiatives (1)	18	0.02
Costs of certain retirement benefits (2)	17	0.02	110	0.13
Asset write-downs (3)	10	0.01
Purchased research and development	276	0.33	64	0.07
Litigation-related charges	780	0.93	75	0.09
Tax impact of Non-GAAP adjustments	(213)	(0.25)	(39)	(0.05)
Adjusted results	$1,182	$1.41	$975	$1.14

*The Non-GAAP weighted average shares outstanding used to calculate net income per share includes 10.9 million common share equivalents that are not reflected in the Company's GAAP weighted average shares outstanding, since the Company was in a net loss position for the third quarter of 2005.

(1) $11 million was recorded to selling, general and administrative expenses and $7 million was recorded to research and development expenses

(2) Recorded to selling, general and admistrative expense

(3) Recorded to amortization expense

BOSTON SCIENTIFIC CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended					Three Months Ended
	September 30, 2005					September 30, 2004

	U.S. GAAP					U.S. GAAP
In millions, except per share data	As Reported	Adjustments		Adjusted		As Reported	Adjustments		Adjusted

Net sales	$1,511			$1,511	(aa)	$1,482			$1,482	(aa)
Cost of products sold	343			343	(aa)	309			309	(aa)
Gross profit	1,168			1,168	(aa)	1,173			1,173	(aa)

Selling, general and administrative expenses	444	$(11)	(a)	433	(bb)	504	$(110)	(i)	394	(bb)
Research and development expenses	181	(7)	(a)	174	(cc)	145			145	(aa)
Royalty expense	52			52	(aa)	57			57	(aa)
Amortization expense	47	(10)	(b)	37	(dd)	34			34	(aa)
Litigation-related charges	780	(780)	(c)		(ee)	75	(75)	(j)		(ee)
	1,504	(808)	(d)	696	(ff)	815	(185)	(k)	630	(ff)
Operating (loss)/income	(336)	808	(d)	472	(ff)	358	185	(k)	543	(ff)

Other income (expense):
Interest expense	(21)			(21)	(aa)	(19)			(19)	(aa)
Other, net	5			5	(aa)	9			9	(aa)

(Loss)/income before income taxes	(352)	808	(d)	456	(gg)	348	185	(k)	533	(gg)
Income taxes	(83)	192	(e)	109	(hh)	90	39	(l)	129	(hh)

Net (loss)/income	$(269)	$616	(f)	$347	(ii)	$258	$146	(m)	$404	(ii)

Net (loss)/income per common share - assuming dilution	$(0.33)	$0.74	(g)	$0.42	(ii)	$0.30	$0.17	(n)	$0.47	(ii)

Weighted average shares outstanding - assuming dilution	819.9	10.9	(h)	830.8	(jj)	861.0			861.0	(aa)

	Nine Months Ended					Nine Months Ended
	September 30, 2005					September 30, 2004

	U.S. GAAP					U.S. GAAP
In millions, except per share data	As Reported	Adjustments		Adjusted		As Reported	Adjustments		Adjusted

Net sales	$4,743			$4,743	(aa)	$4,024			$4,024	(aa)
Cost of products sold	1,044			1,044	(aa)	964			964	(aa)
Gross profit	3,699			3,699	(aa)	3,060			3,060	(aa)

Selling, general and administrative expenses	1,346	$(28)	(a,o)	1,318	(bb)	1,227	$(110)	(i)	1,117	(bb)
Research and development expenses	506	(7)	(a)	499	(cc)	411			411	(aa)
Royalty expense	174			174	(aa)	131			131	(aa)
Amortization expense	114	(10)	(b)	104	(dd)	82			82	(aa)
Purchased research and development	276	(276)	(p)		(kk)	64	(64)	(u)		(kk)
Litigation-related charges	780	(780)	(c)		(ee)	75	(75)	(j)		(ee)
	3,196	(1,101)	(q)	2,095	(ff)	1,990	(249)	(v)	1,741	(ff)
Operating income	503	1,101	(q)	1,604	(ff)	1,070	249	(v)	1,319	(ff)

Other income (expense):
Interest expense	(58)			(58)	(aa)	(44)			(44)	(aa)
Other, net	8			8	(aa)	9			9	(aa)

Income before income taxes	453	1,101	(q)	1,554	(gg)	1,035	249	(v)	1,284	(gg)
Income taxes	159	213	(r)	372	(hh)	270	39	(w)	309	(hh)

Net income	$294	$888	(s)	$1,182	(ii)	$765	$210	(x)	$975	(ii)

Net income per common share - assuming dilution	$0.35	$1.06	(t)	$1.41	(ii)	$0.89	$0.24	(y)	$1.14	(ii)

Weighted average shares outstanding - assuming dilution	840.3			840.3	(aa)	858.7			858.7	(aa)

(a) This adjustment to the U.S. GAAP result primarily represents employee-related costs that resulted from certain business optimization initiatives. The Company recorded $11 million in selling, general and administrative expense and $7 million in research and development expense

(b) This adjustment to the U.S. GAAP result represents a write-off of intangible assets attributed to the Company’s Enteryx® Liquid Polymer Technology

(c) This adjustment to the U.S. GAAP result represents the costs associated with the litigation settlement with Medinol Ltd.

(d) This adjustment to the U.S. GAAP result represents the sum of the adjustments described in footnote (a), (b), (c)

(e) This adjustment to the U.S. GAAP result represents the income taxes associated with adjustments described in footnote (a), (b), (c)

(f) This adjustment to the U.S. GAAP result represents the total net amount of the adjustments described in footnote (a), (b), (c)

(g) This adjustment to the U.S. GAAP result represents the net per share impact of the adjustments described in footnote (a), (b), (c)

(h) This adjustment to the U.S. GAAP result represents the impact of common share equivalents that are not reflected in the Company's GAAP weighted average shares outstanding, since the Company was in a net loss position for the third quarter of 2005

(i) This adjustment to the U.S. GAAP result represents the costs associated with an enhancement to the Company's 401(k) plan

(j) This adjustment to the U.S. GAAP result represents the costs associated with a provision for a civil settlement with the Department of Justice

(k) This adjustment to the U.S. GAAP result represents the sum of the adjustments described in footnote (i), (j)

(l) This adjustment to the U.S. GAAP result represents the income taxes associated with adjustments described in footnote (i), (j)

(m) This adjustment to the U.S. GAAP result represents the total net amount of the adjustments described in footnote (i), (j)

(n) This adjustment to the U.S. GAAP result represents the net per share impact of the adjustments described in footnote (i), (j)

(o) This adjustment to the U.S. GAAP result represents $17 million in charges related to the establishment of certain retirement plans

(p) This adjustment to the U.S. GAAP result represents purchased research and development costs primarily related to the acquisitions of TriVascular, Inc., Advanced Stent Technologies, Inc. and Rubicon Medical Corporation

(q) This adjustment to the U.S. GAAP result represents the sum of the adjustments described in footnote (a), (b), (c), (o), and (p)

(r) This adjustment to the U.S. GAAP result represents the income taxes associated with adjustments described in footnote (a), (b), (c), (o), and (p)

(s) This adjustment to the U.S. GAAP result represents the total net amount of the adjustments described in footnote (a), (b), (c), (o), and (p)

(t) This adjustment to the U.S. GAAP result represents the per share impact of the adjustments described in footnote (a), (b), (c), (o),(p)

(u) This adjustment to the U.S. GAAP result represents purchased research and development costs related to the acquisition of Advanced Bionics and Precision Vascular Systems

(v) This adjustment to the U.S. GAAP result represents the sum of the adjustments described in footnote (i), (j), (u)

(w) This adjustment to the U.S. GAAP result represents the income taxes associated with adjustments described in footnote (i), (j), (u)

(x) This adjustment to the U.S. GAAP result represents the total net amount of the adjustments described in footnote (i), (j), (u)

(y) This adjustment to the U.S. GAAP result represents the per share impact of the adjustments described in footnote (i), (j), (u)

(aa) This amount is equal to the GAAP result. Therefore, there are no limitations to this measure as compared to the GAAP measure.

(bb)The Company provides adjusted selling, general and administrative expenses in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP selling, general and administrative amounts. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(cc)The Company provides adjusted research and development expenses in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP research and development amounts. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(dd)The Company provides adjusted amortization expense in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP amortization amount. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(ee)The Company provides adjusted litigation-related charges in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP litigation-related charges amount. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(ff)The Company provides adjusted operating expenses and operating income/operating loss in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP litigation-related charges amount. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(gg)The Company provides adjusted income/loss before taxes in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP income/loss before taxes. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(hh)The Company provides adjusted income taxes in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP income taxes amount. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(ii) The Company provides adjusted net income and adjusted net income per share amounts in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP income statement. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

(jj) The Company provides adjusted weighted average shares outstanding in order to allow investors to calculate adjusted net income/loss per share amounts. This supplemental measure includes 10.9 common share equivalents that are not reflected in the Company's GAAP weighted average shares outstanding, since the Company was in a net loss position for the third quarter of 2005. See (ii) for further details regarding the use of the adjusted net income/loss per share measure by management and its limitations.

(kk) The Company provides adjusted purchased research and development amounts in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges as discussed above. Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in the Company’s business over time. Since management finds this measure to be useful, the Company believes that its investors benefit from seeing the Company's results “through the eyes” of management in addition to seeing its GAAP results. This information facilitates management’s internal comparisons to its historical operating results.

The Company recognizes that such items can have a material impact on the Company's net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s profit and loss from any and all events, management does (and investors should) rely upon the GAAP purchased research and development amount. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

Readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, GAAP financial measures. They should be read in conjunction with the GAAP financial measures. It should be noted as well that the Company's non-GAAP information may be different from the non-GAAP information provided by other companies.